LETTER OF INTENTION
PRIVATE AND CONFIDENTIAL

ADVANCED HEALTH INTELLIGENCE LTD (an entity incorporated in Australia with its head office based in Perth) ("**AHI**") is a global health technology company providing scalable digital health solutions. We do this by delivering an end-to-end digital health service, from mass population health engagement and loyalty, through to diagnostics, all from a smartphone. We have various solutions available including subscription packages for Enterprise Customers or Population Customers, standalone products; and pay-as-you-go ("PAYG") options ("**Solutions**").

PHARMAK DIRECT is a leading provider of comprehensive medicine management services in the United Arab Emirates. Pharmak revolutionize the medicine prescription ecosystem. Their unique model provides smart solutions to streamline medicine management, while simultaneously mitigating industry risks and cutting costs for governments, public and private payors. ("the Customer").

This Letter of Intent ("LOI") sets out the terms upon which the parties will integrate the AHI solution into the Customer platform and the basis upon which they will generate revenue.

The parties ("**Parties**") agree to the terms within this Letter of Intent as set out below:

1.	**Integration of the AHI Platform**	The Parties agree to collaborate and work together to integrate the solution (as detailed in Schedule 2 ("**Solutions**") into the Customer's existing platform according to the timeline and functional specifications set out in Schedule 1 ("**Product Integration**").
2.	**Contributions from the Parties**	(a) The Parties each agree to make available sufficient personnel and resources to prioritise the Product Integration. (b) Other than as set out in Schedule 1, each of the Parties will bear their own costs and expenses associated with the Product Integration.
3.	**Pricing and Promotion of AHI Platform**	(a) Once the Product Integration is complete, the Customer agrees to provide the combined solution to all Pharmak clients and e-script solutions using the Solution within existing and new platform partners. (b) The Parties agree that the pricing model for use of the Solution will be as set out in Schedule 3 (**Solution Pricing)** or as mutually agreed between the parties.
4.	**E-script Volume**	(a) The Customer has current customers in the UAE and Saudi. (b) E-script health screening for 2024 will be 100,000 e-scripts per month across the UAE with an average value of [redacted] e-scripts a month in the Saudi region with an average script value of [redacted]. (c) For the avoidance of doubt, a platform partner is defined as a health provider, government, insurance or health service.
5.	**Intellectual Property**	(a) All intellectual property that is owned by or is proprietary to a Party, as at the date of this Letter of Intent, will at all times remain owned by that Party exclusively. (b) Other than as expressly set out in this Terms Sheet, nothing in this Letter of Intent confers on a Party any right or interest in, or

		licence to use (or permit or cause to be used) any of the other Party's, or any third parties, intellectual property. (a) For the avoidance of doubt, AHI owns all intellectual property in the AHI Platform, including any modifications or improvements in relation to the platform. The Customer covenants that it will not, or attempt to, reverse engineer, copy or otherwise replicate the AHI Platform. (b) The Customer owns all intellectual property in the Customer's platform, including any modifications or improvements in relation to the platform, excluding any AHI intellectual property. AHI covenants that it will not, or attempt to, reverse engineer, copy or otherwise replicate the Customer's Platform.
6.	**Definitive Agreement**	AHI and the Customer agree to enter into a definitive agreement (**Master Services Agreement**) which will more fully document the terms set out in this Letter of Intent within 90 days for the execution. The parties acknowledge the Master Services Agreement will require more detail to be mutually agreed, which shall be consistent with the terms set out in this LOI, except to the extent otherwise agreed by the Parties and will include clauses on (but not limited to) commercial details, data processing and ownership, licences to be granted, support services, implementation services, cloud services, billing, liabilities, IP and confidentiality.
7.	**Warranties, Representations and Covenants**	The Master Services Agreement will also contain warranties, representations and covenants by both AHI and the Customer that are customary for transactions of the type contemplated by this Terms Sheet.
8.	**Confidentiality**	Each Party is to keep confidential the terms of this Letter of Intent and any other information obtained from another during the negotiations preceding the execution of this Letter of Intent or in the course of furthering the transactions contemplated by this Letter of Intent whether in the course of conducting due diligence or otherwise (**Confidential Information**), and is not to disclose it to any person except: (a) to employees, shareholders, legal advisers, auditors and other consultants requiring the information for the purposes of this Letter of Intent; (b) with the consent of a Party or parties which own the Confidential Information; (c) if the information is, at the date of this Letter of Intent, lawfully in the possession of the recipient of the information through sources other than any of the other Parties; (d) if required by law or a stock exchange; (e) if strictly and necessarily required in connection with legal proceedings relating to this Letter of Intent; (f) if the information is generally and publicly available other than as a result of a breach of confidence; or (g) to a financier or prospective financier (or its advisers) of a Party.

		A Party disclosing Confidential Information must use all reasonable endeavours to ensure that persons receiving the Confidential Information from it do not disclose the Confidential Information except in the circumstances permitted in this clause. The obligations under this clause contain obligations separate and independent from the other obligations of the Parties and remain in existence for a period of two years from the date of this Letter of Intent, regardless of any termination of this Terms Sheet.
9.	**Termination**	(a) This Letter of Intent shall terminate automatically and be superseded by the Master Services Agreement once the Master Services Agreement is executed by both parties. (b) Either Party may terminate this Letter of Intent immediately upon notice in writing to the other Party in the event that the other Party commits a breach of its obligations under this Letter of Intent and; (i) such breach is material and cannot be remedied; or (ii) such breach is material and possible to remedy and the other Party fails to remedy such breach within thirty (30) days of having been required in writing to remedy such breach. (c) Either Party may terminate this Letter of Intent if the other Party suffers an event of insolvency. (d) The termination of this Letter of Intent shall be without prejudice to the rights and remedies of either Party which have accrued up to the date of termination. (e) Upon termination of this Letter of Intent (other than where superseded by the Master Services Agreement), each Party shall within a reasonable period of time, return to the other Party all of the other Party's property (including without limitation Confidential Information) in its possession at the date of termination. (f) Notwithstanding the above clauses, this Letter of Intent will automatically terminate 90 days from the execution date if the Master Services Agreement has not been executed or mutually extended by both Parties.
10.	**Further Assurance**	Each Party shall sign and execute and do all deeds, acts, documents and things as may reasonably be required by the other Parties to effectively carry out and give effect to the terms and intentions of this Terms Sheet.
11.	**Governing Law**	The terms of this Letter of Intent shall be governed by and construed in accordance with the law from time to time in the UAE. The Parties agree to submit to the non-exclusive jurisdiction of the Courts of UAE and the Courts which hear appeals from those Courts.
12.	**Assignment**	None of the Parties may assign any of the rights or obligations conferred by this Letter of Intent without the consent of the other Parties, which will not be unreasonably withheld.

13.	**Costs**	Each Party shall bear their own legal costs of and incidental to the preparation, negotiation and execution of this Terms Sheet.
14.	**Tax**	(a) In the event a supply made by one party to another under this document is subject to a value-added or similar tax, the price stated in this Letter of Intent is exclusive of such tax and the recipient of such a supply must pay to the other party an amount equal to the amount of any such tax in addition to any amount stated in this Letter of Intent and at the same time. (b) Any payment of such tax is subject to the other party providing any invoice or similar documentation required by law with respect to such tax. (c) No party makes any representation to the other with regard to the intended tax consequences of the Acquisition.
15.	**Waiver**	A provision of, or a right under, this Letter of Intent may only be waived in writing signed by the Party granting the waiver. A failure or delay in exercise, or partial exercise, or a power, right, authority or remedy arising from a default or breach under this Letter of Intent does not result in a waiver of that power, right, authority or remedy.
16.	**Remedies**	The rights, power and remedies provided in this Letter of Intent are cumulative with and not exclusive to the rights, power or remedies provided by law independently of this Letter of Intent.
17.	**Whole Agreement**	This Terms Sheet, any formal agreement, and the other agreements envisaged by this Letter of Intent, shall constitute the sole understanding of the Parties with respect to the subject matter and replaces all other agreements with respect thereto.
18.	**Variation**	Modification or alteration of the terms of this Letter of Intent shall be made in writing, dated subsequent to the date of this Terms Sheet, and duly executed by all Parties.
19.	**Notices**	Each notice authorised or required to be given to a Party shall be in writing and may be delivered personally or sent by properly addressed prepaid mail in each case addressed to the Party at its address set out in below:
		In the case of AHI: **AUSTRALIA** Suite 5, 71–73 South Perth Esplanade South Perth, WA, 6151, Australia Email: nadine.amesz@ahi.tech Attention: Nadine Amesz
		In the case of the Customer: **Dubai** Address - Unit B9-B10, Light Industrial Unit 3, Street 50, Community 626, Nadd - Dubai Silicon Oasis - Dubai Email: l.doyle@pharmakdirect.com Attention: Leo Doyle

20.	**Severance**	If any provision of this Letter of Intent is invalid and not enforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid provision shall be and continue to be valid and forceful in accordance with their terms.
21.	**Counterparts**	This Letter of Intent may be executed in any number of counterparts, including by email, each of which when executed and delivered to the other Parties shall constitute an original, but all counterparts together shall constitute one and the same agreement.
22.	**Interpretation**	In this Letter of Intent unless the context otherwise requires: (a) headings are for convenience only and do not affect its interpretation; (b) an obligation or liability assumed by, or a right conferred on, two (2) or more Parties binds or benefits all of them jointly and each of them severally; (c) the expression **person** includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust; (d) a reference to any Party includes that Party's executors, administrators, successors and permitted assigns, including any person taking by way of novation; (e) a reference to any document (including this Terms Sheet) is to that document as varied, novated, ratified or replaced from time to time; (f) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; (g) words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender; (h) reference to Parties, clauses, schedules, exhibits or annexure are references to Parties, clauses, schedules, exhibits and annexure to or of this Letter of Intent and a reference to this Letter of Intent includes any schedule, exhibit or annexure to this Letter of Intent; (i) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and (j) a reference to A$ is to Australian currency, a reference to EUR€ is a reference to the Euro, the official currency of the European Union, a reference to GBP£ is a reference to the British Pound, the currency of the United Kingdom and US$ is to the current of the United States of America.

Signature Page to follow:
If the terms and conditions set out above are acceptable, please execute this Letter of Intent in the appropriate place below.

Dated this 19 day of June 2023.

EXECUTED by **ADVANCED HEALTH INTELLIGENCE LTD**)
ACN 602 111 115)
in accordance with section 127 of the *Corporations Act 2001* (Cth):)

/s/ Scott Montgomery
Signature of Director

Scott Montgomery (CEO)
Name of director

/s/ Simon Durack
Signature of Company Secretary

Simon Durack (CFO)
Name of Company Secretary

SIGNED by **Pharmak Direct**)
)
Company number in the presence of:)

/s/ Leo Doyle
Signature of Director

Leo Doyle (CEO)
Name of Director

SCHEDULE 1 – PRODUCT INTEGRATION

- The Customer & AHI will work together to implement a full integration no later than January 2024. A breakdown of the high-level integration timeline is below:

Milestone	Prerequisites	Milestone Completion Date
Letter of Intent Execution	Review of the SDK documentation	19 June 2023
Integrated Solution Design Scoping completed by the Customer	Letter of Intent executed	within 90 days
Master Services Agreement (includes commercials, data processing, and service level support)	AHI review of Customer's integrated solution designs	To be determined after Tech scoping session
Product Integration (including QA) and marketing planning	Master Services Agreement executed	To be determined after Tech scoping session
Provision of production keys to Customer	QA approved; Master Services Agreement executed	To be determined after Tech scoping session
Target market ready go-live	Product Integration complete	On or before January 2024

- AHI will make the SDK kits available to the Customer at no cost. This is based on the current AHI functionality. Any additional functionality required by the Customer would be built at an agreed cost or can be built in conjunction with the Customer's development team at an agreed cost.
- The parties will work together to deliver a market-ready product not later than January 2024
- AHI will make its continued platform improvements available to the Customer from time to time at no cost to the Customer.

SCHEDULE 2 – SOLUTIONS

Solution	Description
Biometric Health Assessment (Turnkey SDK)	[redacted]
MultiScan SDK (on device) FaceScan and BodyScan	[redacted]
Web-based FaceScan SDK	[redacted]
DermaScan (MultiScan) - TBA	[redacted]
Data Requirements	• As per scope of work (as part of tech/dev kick of meeting and tech scoping sessions discussions)

SCHEDULE 3 – SOLUTIONS PRICING

- AHI will provide the following all scanning solutions to Pharmak Direct [redacted].
- AHI will be included in the cost of all e-scripts fulfilled by Pharmak [redacted].
- The exception to the e-script payment is the DermaScan, which will be mutually agreed by the parties if implemented.